EXHIBIT 12.1

KRAFT FOODS INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(2007 through 2004 restated)
Earnings from continuing operations before income taxes	$2,577	$3,362	$3,644	$3,725	$3,584
Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(96)	(83)	(71)	(67)	(7)
Dividends from less than 50% owned affiliates	84	57	51	55	46
Fixed charges	1,426	836	708	777	820
Interest capitalized, net of amortization	(5)	(5)	(4)	(1)	(1)

Earnings available for fixed charges	$3,986	$4,167	$4,328	$4,489	$4,442

Fixed charges:
Interest incurred:
Interest expense	$1,281	$702	$578	$651	$677
Capitalized interest	6	10	8	3	2

	1,287	712	586	654	679
Portion of rent expense deemed to represent interest factor	139	124	122	123	141

Fixed charges	$1,426	$836	$708	$777	$820

Ratio of earnings to fixed charges	2.8	5.0	6.1	5.8	5.4